FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 24, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquires Eurotel

December 24, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired a 100% stake in OAO Eurotel (Eurotel), one of the leading federal transit operators in Russia, from Mortfield Holdings Limited (Cyprus).

The purchase price amounts to $110 million with a portion payable by the end of February 2011 should the company satisfy certain conditions set forth in the agreement.

Eurotel has an extensive optical fiber network of 19.5 thousand km. The network currently connects such major cities as Moscow, Saint-Petersburg, Cherepovets, Petrozavodsk, Vologda, Krasnodar, Sochi, Novorossiysk, Ryazan, Tambov, Penza, Ulyanovsk, Samara, Ufa, Chelyabinsk, Yekaterinburg, Tyumen, Omsk, Krasnoyarsk and Novosibirsk. The network is operated using the Dense Wavelength-Division Multiplexing (DWDM) technology. Following the transaction, MTS’ network(1) now extends to around 35 thousand km.

Mr. Mikhail Shamolin, President and CEO of MTS, highlighted, “The acquisition will help us better realize our 3i Strategy as we look to provide our subscribers with the best possible customer experience. The build-out of our own federal backbone network will allow us to accommodate for the increasing demand levels for data services, as we roll out 3G, and to realize OPEX savings on line rental by decreasing our reliance on other companies’ networks. It will also create a platform that will enable us to launch innovative new services in the future.”

Eurotel’s financial results will be consolidated in the Company’s financial statements beginning from December 23, 2009.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Mob: +7 985 220 4208

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 97.11 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our

(1) Including COMSTAR-UTS.

current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: December 24, 2009